Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-257270
333-257270-01

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated August 25, 2023)

INVESCO DB MULTI-SECTOR COMMODITY TRUST

INVESCO DB BASE METALS FUND

This Prospectus Supplement No. 1 (“Supplement No. 1”) supplements and amends the Prospectus dated August 25, 2023 (the “Prospectus”), as previously supplemented.

On November 27, 2023, Ms. Anna Paglia gave notice to the Board of Managers (the “Board”) of Invesco Capital Management LLC, the managing owner (the “Managing Owner”) of Invesco DB Multi-Sector Commodity Trust and Invesco DB Base Metals Fund, of her resignation from all positions with the Managing Owner and its affiliates, including her position as Chief Executive Officer and member of the Board, effective as of the close of business on November 28, 2023 (the “Effective Date”). Following the Board’s acceptance of Ms. Paglia’s resignation, on November 27, 2023, (i) the Board appointed Mr. Brian Hartigan to serve as Chief Executive Officer of the Managing Owner, and (ii) Invesco Group Services, Inc., the sole member of the Managing Owner, appointed Mr. Hartigan to serve as a member of the Board and Audit Committee of the Board, effective as of the close of business on the Effective Date.

Accordingly, as of the close of business on the Effective Date, all references to Ms. Paglia as Chief Executive Officer are deleted and replaced by Mr. Hartigan. In addition, the following biography for Mr. Hartigan replaces his current biography on page 58 of the Prospectus:

Brian Hartigan (45) has been Chief Executive Officer of the Managing Owner since November 2023. In this role, he has general oversight responsibilities for all of the Managing Owner’s business. Mr. Hartigan has been a Member of the Board of Managers of the Managing Owner since November 2023. From May 2015 until November 2023, Mr. Hartigan served as Global Head of ETF Investments where he managed the portfolio management function at the Managing Owner, with the Director of Portfolio Management reporting to him. Previously from June 2010 until May of 2015, Mr. Hartigan was the Head of Portfolio Management and Research for Invesco Capital Markets, Inc., the sponsor of unit investment trusts. In that role, he oversaw portfolio management of Invesco unit investment trusts. He earned his B.A. from the University of St. Thomas in Minnesota and an MBA in finance from DePaul University. He is a CFA charterholder and a member of the CFA Society of Chicago. Mr. Hartigan was listed as a principal and registered as an associated person of the Managing Owner on February 21, 2018 and May 29, 2018, respectively.

Supplement No. 1 should be read together with the Prospectus.

Shares of the Invesco DB Base Metals Fund are listed on NYSE Arca, Inc. under the symbol “DBB”.

Investing in the Shares involves significant risks. See “RISK FACTORS” starting on page 11 of the Prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 1. Any representation to the contrary is a criminal offense.

The Fund is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THESE POOLS NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The date of this Prospectus Supplement No. 1 is November 28, 2023.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

P-DBB-PRO-1-SUP-1 112823